Exhibit 99.(h)(6)

KRANESHARES TRUST

EXPENSE LIMITATION AGREEMENT

THIS EXPENSE LIMITATION AGREEMENT (the "Agreement") is effective as of February 17, 2017, by and between KRANESHARES TRUST, a Delaware statutory trust (the "Trust"), on behalf of its series listed in Appendix A, as amended from time to time (each a "Fund"), and the investment adviser of the Funds, KRANE FUNDS ADVISORS, LLC (the "Adviser'').

WITNESSETH:

WHEREAS, the Adviser serves as investment adviser to each Fund pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated November 8, 2012, as amended from time to time (the "Investment Advisory Agreement"); and

WHEREAS, the Adviser is entitled to a fee under the Investment Advisory Agreement in exchange for providing advisory and other services, and paying all of the Trust's expenses except those specifically excluded therein ("Advisory Fee"); and

WHEREAS, the Adviser desires to limit the Advisory Fee of each Fund listed in Appendix A for the period described herein pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of each Fund) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intended to be legally bound hereby, mutually agree as follows:

1.          Limit on Advisory Fee. The Adviser hereby agrees to limit its current Advisory Fee for each Fund to an annual rate, expressed as a percentage of average annual net assets, listed in Appendix A (the "Annual Limits").

2.          Term. This Agreement shall become effective on February 17, 2017 and shall remain in effect through July 31, 2017.

3.          Termination. This Agreement may be terminated at any time with respect to any Fund, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund. This Agreement will automatically terminate with respect to any Fund listed in Appendix A if the Investment Advisory Agreement for that Fund is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement's termination for that Fund.

4.          Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

5.          Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

6.          Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940 and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

KRANESHARES TRUST		KRANE FUNDS ADVISORS, LLC

By:	/s/ Jonathan Krane	By:	/s/ Jonathan Krane
Print Name:	Jonathan Krane	Print Name:	Jonathan Krane
Title:	CEO	Title:	CEO

Appendix A

Fund	Effective Date	Annual Limits
KraneShares Bosera MSCI China A Share ETF	February 17, 2017	0.58%